UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2018

Commission File Number:  001-34677

SCORPIO TANKERS INC.

(Translation of registrant’s name into English)

9, Boulevard Charles III, Monaco 98000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

This Report on Form 6-K contains Management’s Discussion and Analysis of Financial Condition and Results of Operations and the unaudited interim condensed consolidated financial statements, and the accompanying notes thereto, for the six-month period ended June 30, 2018 of Scorpio Tankers Inc. (the “Company”), which is attached hereto as Exhibit 99.1.

This Report on Form 6-K also contains preliminary financial data with respect to the third quarter 2018 which is attached hereto as Exhibit 99.2.

In addition, this report on Form 6-K amends the Company’s four reports on Form 6-K filed with the U.S. Securities and Exchange Commission (“Commission”) on April 17, 2018 (containing the first quarter 2018 Earnings Release and Conference Call information), April 25, 2018 (announcing financial results for the first quarter of 2018), July 19, 2018 (containing the second quarter 2018 Earnings Release and Conference Call information), and July 31, 2018 (announcing financial results for the second quarter of 2018) (the “Amended Form 6-Ks”) in each case solely to remove from the section entitled “Information contained in this Form 6-K” the statement as follows: “The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company’s registration statement on Form F-3 (Registration No. 333-210284) that was filed with the U.S. Securities and Exchange Commission with an effective date of March 18, 2016.”

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company’s registration statement on Form F-3 (File no. 333-210284) that was filed with the U.S. Securities and Exchange Commission effective March 18, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCORPIO TANKERS INC.
(registrant)

Dated: October 9, 2018

	By:	/s/ Brian Lee
Brian Lee
Chief Financial Officer